Mail Stop 4561

      							January 13, 2006

Mr. Yorgen H. Edholm
President and Chief Executive Officer
I-Many, Inc.
399 Thornall Street
12th Floor
Edison, New Jersey 08837

	Re:	I-Many, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 Form 10-Q for Fiscal Quarter Ended June 30, 2005
		Form 10-Q for Fiscal Quarter Ended September 30, 2005
      File No. 000-30883

Dear Mr. Edholm:

		We have reviewed the above referenced filings and your response letter dated November 10, 2005 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations, page 31

Prior Comment Number 1

1. We note your response which indicates that you do not deem it is necessary to separately present cost of revenues for your products and services based on the insignificance of cost of product revenues.
However, Rule 5-03(b) of Regulation S-X requires cost of sales and expenses to be combined and presented in the same manner as income.
Therefore, since you have separately presented product and service revenue, we believe you must separately present the corresponding cost of sales. Please tell us how you plan to comply with this guidance.

Note (1) Operations and Significant Accounting Policies

(c) Revenue Recognition

Prior Comment Number 2

2. Your response states that in the third quarter 2003 you entered into a license arrangement that contained a `change of control warranty` provision. Please clarify the following with respect to your accounting for this provision.

* Explain why you determined this provision required you to defer recognition of your software license fees. Address whether you assed the probability associated with you being acquired and that you would discontinue support after the acquisition. Clarify the authoritative literature you relied on when making this determination.
* Clarify why you determined the modification to change the provision to only entitle the customer to source code allowed you to recognize revenue in the first quarter 2004.
* Tell us how you accounted for the free professional services provided in exchange for the modification and your consideration for paragraph 11 of SOP 97-2 and TPA 5100.50 and 51.

3. Your response states that in the forth quarter 2004 you deferred the recognition of license revenue `because of certain promised additional functionality that was scheduled to be made available in our next version release of the product.` Tell us whether you determined this additional functionality was a specified upgrade right or additional software product. If you determined the obligation was a specified upgrade right tell us how the application of paragraphs 37 and 38 of SOP 97-2 required you to defer the recognition of the delivered license fee. Similarly, if you determined the obligation was a specified additional software product, tell us how the application of paragraphs 39 through 42 of
SOP 97-2 required you to defer the recognition of the delivered license fee.

Prior Comment Number 3

4. We note that you have a price list for professional services which you believe complies with the requirements of SOP 97-2 to establish
VSOE of fair values of such services. However, a price list, in and of itself, does not qualify as VSOE of fair value. Therefore, tell us whether you have a history of separate sales of your professional services at list price. Further, tell us how you considered whether the premium received for the fixed price services impacts your ability to establish VSOE of such services.

Note (2) Acquisitions

Prior Comment Number 5

5. We note your response which indicates that you believe that your classification of all of the amortization of your acquired intangible assets as operating expense is appropriate based on the guidance of paragraph 42 of SFAS 142. However, this guidance requires classification of such amortization expense as deemed appropriate for each entity. Therefore it would be appropriate for you to apply the guidance of SFAS 86, including Question 17 of the SFAS 86 Staff Implementation Guide for the amortization of acquired technology. Tell us how you plan to comply with this guidance. Further, tell us the amount of amortization expense you included in operating expense related to acquired technology in the fiscal years ended December 31,
2004, 2003 and 2002 and the nine-months ended September 31, 2005.

Prior Comment Number 6

6. We note that you classified impairment charges related to acquired intangible assets as operating expense in the absence of any language in the relevant literature indicating impairment costs are required to be classified as cost of sales. We believe impairment of a capitalized software product that is marketed to others should be charged to cost of sales based on the analogous guidance of EITF 96-
9.  Tell us how you plan to comply with this guidance.

Prior Comment Number 10

7. We note that you believe your prior classification of auction rate
securities as cash equivalents was in error and your conclusion that
your misclassification of auction rate securities does not warrant restating and amending your previously filed 2004 Form 10-K. You support this conclusion, in part, by stating the impact on your Balance Sheets is isolated to cash and marketable securities and the impact on your Statement of Cash Flows is largely offsetting. Clarify how you considered the materiality of the error on cash balances reported in your Balance Sheets, investing cash flows and increase (decrease) in cash balances reported in your Statement of Cash Flows in your 2004 Form 10-K. If you determine that the amounts are material to reported cash balances and cash flows, restate and amend your 2004 Form 10-K within your Consolidated Balances Sheets and Consolidated Statements of Cash Flows. In addition, revise your
Short-term Investments Footnote and discussion of liquidity in Management`s Discussion and Analysis and Selected Financial Data, as
needed.
*****

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461, Lisa Mitrovich, Assistant Chief Accountant, at (202)
551-
3453 or me at (202) 551-3730 if you have any questions regarding our comments on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief
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Mr. Yorgen H. Edholm
I-Many, Inc.
January 13, 2006
page 1